

April 25, 2013

Via E-mail
Elizabeth Giddens
Assistant General Counsel
Nationstar Mortgage Holdings, Inc.
350 Highland Drive
Lewisville, TX 75067

      Re: **Nationstar Mortgage Holdings, Inc.**
             Registration Statement on Form S-4
             Filed April 1, 2013
             File No. 333-187643-07
             Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 15, 2013
             File No. 001-35449

             Nationstar Mortgage LLC
             Registration Statement on Form S-4
             Filed April 1, 2013
             File No. 333-187643

Dear Ms. Giddens:

      We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-4

General

1. We note your discussion of the material tax consequences of the exchange offer. In accordance with Item 601(b)(8) of Regulation S-K, please provide an opinion supporting the consequences of the exchange to holders of unregistered notes described in the filing.

2. Please note at all relevant points throughout the filing that the notes will be fully and unconditionally guaranteed by the guarantors.

Cover Page

3. Please note that the Old Notes will be exchanged in increments of $1,000 with the minimum denomination being $2,000.

Incorporation by Reference

4. Please state the date by which security holders must request copies of filings in order to obtain timely delivery as required by Item 2 of Form S-4.

Summary, page

5. Please tell us whether any state or federal regulatory requirements must be met to complete the exchange offer as and consider disclosure called for by Item 3(i) of Form S-4 based upon your response.

Risk Factors, page 17

6. Please make conforming changes to your risk factors discussion in future exchange act reports as appropriate.

Our foreclosure proceedings in certain states have been delayed…, page 17

7. Revise this risk factor to note the total number of foreclosure proceedings for loans in your servicing portfolio that have been impacted by inquiries by the various state Attorney General Offices. Please revise either this risk factor, or the second risk factor on page 31 to address whether your California and Florida loans have been affected by these inquiries.

The enforcement consent orders by, agreements with and settlements of…, page 18

8. Revise this section to specifically state the amount of unpaid principal balance of loans that you have subserviced from institutions subject to the consent orders.

<u>We may experience serious financial difficulties as some mortgage servicers…, page 20</u>

9. This risk factor does not concisely express a risk associated with an investment in your securities, particularly your debt.   Revise this section to clarify how each of the financial concerns, from market value of debt to repurchases, has impacted your financial condition currently and the potential impact. For instance, please discuss the extent to which you need to increase your loan servicing acquisitions in order to continue to generate free cash flow in order for you to be able to make interest payments on your debt and so therefore you must increase your share of mortgages in an environment wen originations have declined. Similarly, discuss the extent to which you have had to repurchase mortgages that had previously been sold. To the extent that you are describing multiple risks, they should each be addressed by a separate risk factor.

<u>We service reverse mortgages, which subjects us to additional risks…, page 21</u>

10. Revise this risk factor to discuss the total size of your reverse mortgage servicing position, and the extent to which you have had to fund advances on the portfolio and the impact of that upon your available liquidity.

<u>Borrowers with adjustable rate mortgage loans…, page 21</u>

11. Revise this risk factor to address the total amount of adjustable rate mortgages you service or hold. Also, note the extent to which your overall portfolio of adjustable rate mortgages would be able to increase over a one year period.

<u>We principally service higher risk loans, which exposes us to…different risks, page 21</u>

12. Each risk factor should discuss a single risk. Please revise the heading for this risk factor to clarify that as a result of your servicing of higher risk loans, your expenses and cash advance obligations may be higher than for conventional mortgage originators. To the extent that the two factors represent separate risks, consider providing a risk factor discussing each risk associated with your servicing higher risk loans.

<u>We may be unable to obtain sufficient capital to meet the financing…, page 24</u>

13. Revise this risk factor to identify the amount of financing you require from your warehouse funding agreements and the extent to which you are able to fund your current portfolio without access to the capital markets.

Consider expanding your discussion to address the extent to which you are dependent upon advance financing facilities in order to fund your servicing activities and your ability to continue these activities in the event that advance financing were to become unavailable.

We may not be able to generate sufficient cash flow to meet our debt service…, page 36

14. Revise this section to quantify the risk for investors, including by reference to your current interest coverage and earnings to fixed charges. Also discuss the extent to which your cash flows are restricted as a result of your securitizing arrangements and the resulting impact upon cash available to make interest payments on the notes.

Description of Exchange Offers

Letter of Transmittal, page 52

15. Please remove the language in this section and at all other points throughout the filing, requiring the holder to acknowledge that he/she has reviewed all of the terms of the exchange offer.

Exhibits

Exhibit 5.2

16. Please state that the notes will be fully and unconditionally guaranteed by the guarantors covered in the opinion.

Nationstar Mortgage Holdings, Inc.

Form 10-K Filed for the Period Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Servicing segment for the Years ended December 31, 2012 and 2011, page 41

17. Please revise, in future filings, to disclose the assumptions relating to the mortgage prepayment speeds, delinquency rates, discount rates as well as all other assumptions utilized in determining the fair value of the mortgage serving rights (i.e. MSRs) in the periods presented. You should tell us and also address, in future filings, changes in the assumptions utilized between the periods presented. Further, tell us how often you utilize outside third parties to value the MSRs as well as how these results have compared to the internal valuations performed.

18. Please tell us and revise in future filings to disclose the assumptions utilized, and address any changes therein in the periods presented, in determining the fair value of the excess spread financing arrangements entered into with the related party.

19. Please tell us and revise in future filings to disclose the assumptions utilized and address any changes therein, in the periods presented, in determining the fair value of the reverse mortgage servicing rights acquired in fiscal 2012.

Note 11. Derivative Financial Instruments, page 94

20. We note the significant increase in the fair value of the interest rate lock commitments during fiscal 2012. Please provide us with additional information so that we may have a better understanding as to how fair value is determined in light of the interest rate risk, price risk and fallout risk associated with these types of financial instruments.

Note 22 Restructuring Charges, page 118

21. We note the level of accrued restructuring charges initially recorded in conjunction with the 2007 program has continued to increase in each of the periods disclosed. Please provide us with more specific information addressing the initial plan that was implemented and the reasons for the additional costs which continue to be incurred and utilized under the plan.

Item 11 Executive Compensation, page 140

22. We note that you did not include proposals in your annual meeting proxy seeking shareholder approval for executive compensation or for shareholder approval of the frequency of the executive compensation votes, as contemplated by Rule 14(a)-21. Please provide us with your analysis as to how you concluded that you did not have to provide your shareholders with the opportunity to approve either of these matters in your proxy, or advise us as to how you plan to comply with Rule 14(a)-21 and Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Elizabeth Giddens
Nationstar Mortgage Holdings, Inc.
April 25, 2013
Page 6

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
       Duane McLaughlin
       Cleary Gottlieb Steen & Hamilton LLP